# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RAVE RESTAURANT GROUP, INC., CIK 0000718332
CUSIP: 754198109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, Texas (TX), 75056
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0001998914
Persons authorized to receive notices and communications: Noam Nakash, Renanim 8, Ramat Gan, Israel (L3), 5259514, 972 54 6960417

## Reporting persons
- IMA Value LLP (CIK 0001998914): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Israeli Limited Partnership

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: RAVE RESTAURANT GROUP, INC.
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, Texas (TX), 75056

## Item 2. Identity and Background
Name of person filing:
IMA Value LLP

Noam Nakash- Noam Nakash is the founder and majority shareholder of IMA Value (Funds Management) Ltd the General Partner of IMA Value LLP, located at Renanim 8 Ramat Gan, ISRAEL, 5259514
Residence or business address: Renanim 8 Ramat Gan, ISRAEL, 5259514
Present principal occupation or employment: Noam Nakash is the founder and majority shareholder of IMA Value (Funds Management) Ltd the General Partner of IMA Value LLP
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds is The Limited partnership own funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The purchases of shares of Common Stock by the Reporting Person were for investment purposes. The Reporting Person may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although the Reporting Person has no present intention to sell any shares, he could determine from time to time to sell some or all of the shares held The Reporting Person does not have any plan or proposal which relates to any of the following matters (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than by invitation of members of the Board. Mr. Bares has resigned from the Board of Directors effective 1-6-2021. (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Ownership of 5 percent or less of a class.
Number of shares as to which each person has sole or shared power to vote or dispose: Noam Nakash For IMA Value LLP has the sole power to vote and dispose of the shares of Common Stock that he directly beneficially owns.
Transactions in the class effected during the past sixty days: NA
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 14, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- IMA Value LLP: Noam Nakash, CEO (05/15/2026)